UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 19, 2024

John Bean Technologies Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34036	91-1650317
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

70 West Madison Street, Suite 4400

Chicago, IL 60602

(Address of principal executive offices, including Zip Code)

(312) 861-5900

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Forms 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	JBT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

Item 2.02 Results of Operations and Financial Condition.

To the extent applicable, the information contained in Item 7.01 below is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On January 19, 2024, John Bean Technologies Corporation (the “Company” or “JBT”) issued a press release announcing its intention to launch a voluntary takeover offer for all of the issued and outstanding shares of Marel hf. (“Marel”), as well as preliminary, unaudited results for the year ended December 31, 2023 and guidance for the year ending December 31, 2024. Such press release is attached hereto as Exhibit 99.1.

In addition, on January 19, 2024, the Company issued a notice of intention required by Icelandic law with respect to its intention to launch a voluntary takeover offer for all of the issued and outstanding shares of Marel. Such notice of intention is attached hereto as Exhibit 99.2.

The information in Items 2.02 and 7.01, including Exhibits 99.1 and 99.2, furnished in this report is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. Registration statements or other documents filed with the Securities and Exchange Commission (the “SEC”) shall not incorporate this information by reference, except as otherwise expressly stated in such filing.

IMPORTANT NOTICES

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this report is not an offer of securities for sale in the United States.

NOTE TO U.S. SHAREHOLDERS

It is important that U.S. shareholders understand that the offer to Marel shareholders and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland that may be different from the United States. To the extent applicable, the offer to Marel shareholders will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

IMPORTANT ADDITIONAL INFORMATION

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration. In connection with the offer, JBT is expected to file a proxy statement with the SEC and JBT may, upon launch of the formal offer, file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed offer. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE PROXY STATEMENT (AND, IF APPLICABLE, PROSPECTUS) AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website, www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx.

PARTICIPANTS IN THE SOLICITATION

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the JBT’s common stock in respect of the offer to Marel shareholders. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed offer when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued January 19, 2024.

99.2	Notice of intention issued January 19, 2024.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

John Bean Technologies Corporation

Date: January 19, 2024	By:	/s/ Matthew J. Meister
	Name	Matthew J. Meister
	Title	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Exhibit 99.1

JBT Corporation 70 W. Madison Chicago, IL 60602

JBT Corporation Announces Intention to Launch a Voluntary Takeover Offer to Effectuate Merger with Marel hf; also Announces Solid Preliminary 2023 Financial Results and 2024 Guidance

Key Highlights:

●

Full year 2023 preliminary earnings per share (EPS) in excess of guidance (GAAP EPS: $4.00 - $4.10 and adjusted EPS: $4.05 - $4.15) driven by strong operational execution; a discrete tax benefit of approximately $0.33 per share favorably impacted GAAP EPS

●	Initiated strong preliminary 2024 guidance with continued expected profitable growth and margin expansion

●

JBT intends to launch a voluntary takeover offer in the first quarter of 2024 to acquire all issued and outstanding shares of Marel hf (Marel) at €3.60 per share, representing an enterprise value of approximately €3.5 billion

●

Will provide a flexible cash / stock consideration mix for Marel shareholders, resulting in a total expected consideration mix of approximately 65 percent JBT common stock and approximately 35 percent cash

●

Combined company expected to generate annual run-rate cost synergies of more than $125 million within three years post close, with enhanced operational scale and double-digit return on invested capital (ROIC) within four to five years post close

●

Assuming a transaction close by the end of 2024, pro forma net leverage ratio is expected to be less than 3.5x at year-end 2024, which is prior to synergies, and well below 3.0x by the end of 2025, providing ongoing financial flexibility

●	Proposed combined company anticipated to be named JBT Marel Corporation and committed to a significant Icelandic presence

CHICAGO, January 19, 2024 – JBT Corporation (NYSE: JBT), a leading global technology solutions provider to high-value segments of the food & beverage industry, today reported continued, strong execution of its Elevate 2.0 strategy with the intention to pursue a merger with Marel by acquiring all of Marel’s issued and outstanding common stock. Additionally, JBT announced preliminary, unaudited 2023 financial results that are expected to exceed prior guidance and issued its 2024 guidance.

“We are pleased that JBT continues to demonstrate the resiliency of our business as evidenced by our stronger than expected 2023 preliminary financial results along with continued, profitable growth expected in 2024,” said Brian Deck, JBT’s President and Chief Executive Officer. “Our results provide support to continue to execute on our strategic priorities, including today’s announcement regarding our intention to pursue a merger with Marel.”

“A key priority of our Elevate 2.0 strategy is to deploy capital to strategic mergers and acquisitions while maintaining financial flexibility, and a merger with Marel would be an exciting and transformational step in our journey,” stated Deck. “We believe that the highly synergistic merger with Marel will create a compelling platform to accelerate growth and provide meaningful value to all JBT and Marel stakeholders.”

An investor presentation with supplemental information will be available on the Company’s Investor Relations website at https://ir.jbtc.com/events-and-presentations/presentations.

JBT’s Preliminary, Unaudited Full Year 2023 Financial Results from Continuing Operations and 2024 Guidance

$ millions except EPS	Preliminary FY 2023	Prior FY 2023 Guidance	Preliminary FY 2024 Guidance
Revenue	$1,660 - $1,670	$1,660 - $1,680	$1,750 - $1,780
Income from Continuing Ops.	$128 - $131	$113 - $117	$154 - $167
Adjusted EBITDA	$272 - $275	$265 - $271	$295 - $310
Adjusted EBITDA Margin	16.4 - 16.6%	16.0 - 16.25%	17.0 - 17.5%
GAAP EPS	$4.00 - $4.10	$3.50 - $3.65	$4.80 - $5.20
Adjusted EPS	$4.05 - $4.15	$3.95 - $4.10	$5.05 - $5.45
Free Cash Flow Conversion	>100%	>100%	>100%

JBT expects 2023 financial results will exceed prior guidance for income from continuing operations and adjusted EBITDA driven by strong operational execution on sourcing actions and manufacturing efficiencies, along with favorable mix from continued growth in recurring revenue. Full year 2023 income from continuing operations and GAAP EPS include a discrete benefit to the tax provision of $10 - $11 million, resulting from a reorganization and sale of a legal entity during the fourth quarter of 2023. This beneficial impact has been excluded from adjusted EPS.

For the fourth quarter 2023, JBT expects to report strong orders of $410 - $420 million, and a year-end backlog of $670 - $680 million.

JBT also expects to deliver continued margin expansion and consistent revenue performance for 2024. JBT’s preliminary 2024 guidance does not include any impact from the proposed Marel transaction.

Compelling Strategic Rationale for Merger with Marel

A merger of JBT and Marel would create a leading and diversified global food and beverage technology solutions provider by bringing together two renowned companies with long histories and complementary product portfolios, highly respected brands, and impressive technology. The merger is expected to provide beneficial outcomes for customers through expanded product offerings and application knowledge, leveraged R&D capabilities, and enhanced global customer care support, including a focus on improving equipment uptime and efficiency through its comprehensive and differentiated digital solutions, OmniBlu™ and Innova.

The combined company would also have an expanded global footprint, which should allow global customers to more efficiently access industry leading technology worldwide. Together, the combined company is expected to continue to leverage the need for automation solutions in the food and beverage industry and make a greater impact on customer sustainability objectives by offering solutions that provide more responsible use of the world’s precious food, beverage, water, and energy resources.

Marel Offer Summary

JBT today announced its intention to launch a voluntary takeover offer during the first quarter of 2024 for all of the issued and outstanding shares in Marel at an offer price of €3.60 per share. Such offer values the entire share capital of Marel at approximately €2.7 billion and, inclusive of Marel’s net indebtedness of approximately €0.8 billion as of September 30, 2023, represents an enterprise value of approximately €3.5 billion.

Based on an agreed exchange ratio for the JBT stock portion of the consideration that utilizes a reference share price of $96.25 per share of JBT, the offer would result in Marel shareholders receiving an aggregate of approximately €950 million in cash and holding approximately a 38 percent ownership interest in the combined company.

It is anticipated that Marel shareholders will have the option to receive either cash, JBT common stock, or a combination thereof in respect of their Marel shares. Elections will be subject to a proration process such that the offer achieves a weighted average mix of approximately 65 percent stock and approximately 35 percent in cash.

Eyrir Invest hf., the largest shareholder in Marel with 24.7 percent of Marel’s share capital as of the date of this announcement, has irrevocably undertaken to JBT to accept the offer in respect of all of its shares in Marel.

“This announcement is a result of productive discussions between the management of JBT and Marel,” added Deck. “We look forward to working together on confirmatory due diligence and finalization of the formal voluntary takeover offer on the terms outlined above.”

The transaction is expected to close by year-end 2024.

Anticipated Financial Impacts

“The enhanced global operating scale of the combined company is expected to generate meaningful operating cost synergies, and we anticipate additional synergies from revenue to drive incremental and compelling value creation,” stated Deck.

Operating efficiencies are expected to create meaningful cost synergies of more than $125 million within three years following the completion of the transaction across areas such as procurement, manufacturing, and G&A. In addition, the combined company is expected to benefit from additional revenue synergies given attractive cross-selling, go-to-market effectiveness, scaled innovation, and enhanced global customer care capabilities.

Assuming a transaction close by year-end 2024, the combined company is expected to have a pro forma net leverage ratio of less than 3.5x at year-end 2024, which is prior to synergies, and be well below 3.0x net leverage by year-end 2025, providing significant financial flexibility to the combined company to pursue further strategic initiatives.

This transaction is consistent with JBT’s previously stated M&A criteria, including expectations of accretion to cash EPS within the first full year following completion of the merger along with double-digit return on ROIC within four to five years post close.

Governance and Commitment to Marel’s Heritage

The offer is expected to provide for proportional representation on the combined company’s board for Marel shareholders based on pro forma ownership in the combined company. Brian Deck will continue as President and Chief Executive Officer of the combined company. JBT is committed to collaborating with Marel to determine the best talent to lead the combined organization, including key management positions.

It is anticipated that the combined company would be named JBT Marel Corporation. The combined company would maintain a long-term commitment to Marel’s heritage, including a significant Icelandic presence. The combined company would plan to maintain a corporate headquarters in Chicago, Illinois with a European headquarters and global technology center of excellence in Gardabaer, Iceland.

The combined company shares will have a secondary listing on Nasdaq Iceland, subject to Icelandic regulatory approval, in addition to continuing JBT’s listing on the NYSE.

“We have long admired Marel and are excited about combining our companies to create a leading and diversified global food and beverage technology solutions company,” stated Deck. “We are committed to leveraging Marel’s culture of innovation excellence and look forward to collaborating with the Marel team to build a best-in-class talent organization.”

Offer Document and Conditions

Details of the offer, including all terms and conditions, will be contained in an offer document to be sent to all eligible shareholders in Marel following review and approval by the Financial Supervisory Authority of the Central Bank of Iceland pursuant to section XI of the Icelandic Takeovers Act no. 108/2007. The offer document is expected to be approved for distribution by the Icelandic Financial Supervisory Authority of the Central Bank of Iceland during the first quarter of 2024.

The offer is expected to be subject to the fulfilment or waiver by JBT of certain closing conditions including: (1) valid acceptance of the offer from Marel shareholders representing a minimum of 90 percent of the issued and outstanding share capital and voting rights (on a fully diluted basis) of Marel; (2) receipt of required regulatory clearances; (3) JBT shareholders approving the issuance of JBT shares in connection with the transaction; and (4) the favorable recommendation from the Marel Board of the offer.

Assuming the 90 percent minimum acceptance threshold is met, JBT intends to carry out a compulsory acquisition of the remaining shares in Marel.

The offer will not be subject to any financing conditions.

Launch of the offer remains subject to confirmatory due diligence, further negotiations, and board approvals of both Marel and JBT. There is no assurance that agreement will be reached between the parties or that an offer will be launched.

Transaction Advisors

Goldman Sachs Co LLC is acting as JBT’s financial advisor and LEX and Kirkland & Ellis LLP are serving as legal counsel.

About JBT Corporation

JBT Corporation (NYSE: JBT) is a leading global technology solutions provider to high-value segments of the food & beverage industry. JBT designs, produces, and services sophisticated products and systems for a broad range of end markets, generating roughly one-half of its annual revenue from recurring parts, service, rebuilds, and leasing operations. JBT Corporation employs approximately 5,100 people worldwide and operates sales, service, manufacturing, and sourcing operations in more than 25 countries. For more information, please visit www.jbtc.com

Forward Looking Statements

This release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and such statements are intended to qualify for the protection of the safe harbor provided by the PSLRA. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel hf and our objectives, strategies, plans, goals and targets. The factors that could cause our actual results to differ materially from expectations include but are not limited to the following factors: the completion of confirmatory due diligence by JBT prior to launching the offer; the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the ability to successfully integrate the businesses of JBT and Marel; the possibility that stockholders of JBT may not approve the issuance of new shares of common stock in the offer; the risk that Marel hf and/or JBT may not be able to satisfy the conditions to the proposed offer in a timely manner or at all; the risk that the proposed offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; fluctuations in JBT’s financial results; unanticipated delays or acceleration in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight, and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; risks associated with acquisitions or strategic investments; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; impact of climate change and environmental protection initiatives; our ability to comply with the laws and regulations governing our U.S. government contracts; acts of terrorism or war, termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; difficulty in implementing our pure play food and beverage business strategy; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s most recent Annual Report on Form 10-K filed by JBT with the Securities and Exchange Commission and in any subsequently filed Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements made by JBT or on its behalf, whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

Important Note regarding Preliminary, Unaudited 2023 Financial Results and Non-GAAP Language

JBT has not completed preparation of its financial statements for the full year of 2023. The ranges presented in this news release for the year ended December 31, 2023, are preliminary and unaudited and are thus inherently uncertain and subject to change as our customary year-end close and audit procedures are completed.

JBT provides non-GAAP financial measures to increase transparency in our operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under U.S. GAAP. By eliminating these items, JBT provides a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. Management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting.

These calculations may differ from similarly titled measures used by other companies. The non-GAAP financial measures disclosed are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP.

Important Notices

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this release is not an offer of securities for sale in the United States.

Overseas Jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Iceland and the Netherlands may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Iceland and the Netherlands should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the offer to Marel shareholders disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purpose of complying with Icelandic law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of Iceland.

Copies of this announcement and formal documentation relating to the offer to Marel shareholders will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the offer is sent or made available to Marel shareholders in that jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any such jurisdiction.

Note to U.S. Shareholders

It is important that U.S. shareholders understand that the offer to Marel shareholders and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland that may be different from the United States. To the extent applicable, the offer to Marel shareholders will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption from registration. In connection with the offer, JBT is expected to file a proxy statement with the SEC and JBT may, upon launch of the formal offer, file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed offer. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE PROXY STATEMENT (AND, IF APPLICABLE PROSPECTUS) AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website, www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx.

Participants in the Solicitation

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the JBT’s common stock in respect of the offer to Marel shareholders. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed offer when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Investors & Media:

Kedric Meredith

(312) 861-6034

kedric.meredith@jbtc.com

Marlee Spangler

(312) 861-5789

marlee.spangler@jbtc.com

Exhibit 99.2

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS OR REQUIRE PRIOR APPROVAL

Press Release / Stock Exchange Announcement

19 January 2024

JBT Corporation Announces Intention to Launch a Voluntary Takeover Offer for all Issued and Outstanding Shares in Marel at EUR 3.60 per Share

Merger would create a leading and diversified global food and beverage technology solutions provider

JBT Corporation (NYSE: JBT), (“JBT” or the “Company”), a leading global technology solutions provider to high-value segments of the food and beverage industry, today announced its intention to launch a voluntary takeover offer (the “Offer”) for all issued and outstanding shares in Marel hf. (“Marel”), listed on both Nasdaq Iceland and Euronext Amsterdam, at an offer price of EUR 3.60 per share (ISK 538 per share, based on an ISK / EUR exchange rate of 149.5) (the “Offer Price”), in accordance with Chapters X and XI of the Icelandic Takeovers Act no. 108/2007. The Offer values the entire share capital of Marel at approximately EUR 2,714 million assuming 754 million fully diluted Marel shares outstanding and, inclusive of Marel’s net indebtedness of EUR 827 million as of September 30, 2023, represents an enterprise value of EUR 3,541 million.

The Offer is expected to be structured to provide Marel shareholders with the flexibility to elect to receive, in exchange for each Marel share, one of the following: (i) EUR 3.60 in cash; (ii) 0.0265 JBT shares and EUR 1.26 in cash; or (iii) 0.0407 JBT shares. All elections will be subject to proration process such that the Offer achieves a weighted average mix of approximately 65 percent in JBT stock and approximately 35 percent in cash.

Eyrir Invest hf., the largest shareholder in Marel with 24.7 percent of Marel’s share capital as at the date of this announcement, has irrevocably undertaken to JBT to accept the offer in respect of all of its shares in Marel.

Bid Premium

The Offer Price of EUR 3.60/ISK 538 per share represents a premium of:

●

54 percent to the closing price of Marel’s shares on the Nasdaq Iceland stock exchange as of November 23, 2023 of ISK 350, being the last trading day prior to Marel’s disclosure of JBT’s submission of its initial non-binding proposal; and

●	16 percent to the closing price of Marel’s shares on the Nasdaq Iceland stock exchange as of January 18, 2024, of ISK 464, being the last trading day prior to the date of this announcement.

The Offer would result in Marel shareholders holding an approximately 38 percent interest in the combined company and receiving an aggregate of EUR 950 million in cash.

Compelling Strategic Rationale

A merger of JBT and Marel would create a leading and diversified global food and beverage technology solutions provider by bringing together two renowned companies with long histories and complementary product portfolios, highly respected brands, and impressive technology. The merger is expected to provide beneficial outcomes for customers through expanded product offerings and application knowledge, leveraged R&D capabilities, and enhanced global customer care support, including a focus on improving equipment uptime and efficiency through its comprehensive and differentiated digital solutions, OmniBlu™ and Innova.

The combined company would also have an expanded global footprint, which should allow global customers to more efficiently access industry leading technology worldwide. Together, the combined company is expected to continue to leverage the need for automation solutions in the food and beverage industry and make a greater impact on customer sustainability objectives by offering solutions that provide more responsible use of the world’s precious food, beverage, water, and energy resources.

Synergy Opportunities

Operating efficiencies are expected to create meaningful cost synergies of more than $125 million within three years following the completion of the transaction across areas such as procurement, manufacturing, and G&A. In addition, the combined company is expected to benefit from additional revenue synergies given attractive cross-selling, go-to-market effectiveness, scaled innovation, and enhanced global customer care capabilities.

Assuming a transaction close by year-end 2024, the combined company is expected to have a pro forma net leverage ratio of less than 3.5x at year-end 2024, which is prior to synergies, and be well below 3.0x net leverage by year-end 2025, providing significant financial flexibility to the combined company to pursue further strategic initiatives.

Governance and Commitment to Marel’s Heritage

The Offer is expected to provide for proportional representation on the combined company’s board for Marel shareholders based on pro forma ownership in the combined company. Brian Deck will continue as President and Chief Executive Officer of the combined company. JBT is committed to collaborating with Marel to determine the best talent to lead the combined organization, including key management positions.

It is anticipated that the combined company would be named JBT Marel Corporation. The combined company would maintain a long-term commitment to Marel’s heritage, including a significant Icelandic presence.

The combined company would plan to maintain a corporate headquarters in Chicago, Illinois with a European headquarters and global technology center of excellence in Gardabaer, Iceland.

The combined company shares will have a secondary listing on Nasdaq Iceland, subject to Icelandic regulatory approval, in addition to continuing JBT’s listing on the NYSE.

Offer Document and Conditions

Details of the Offer, including all terms and conditions, will be contained in an offer document to be sent to all eligible shareholders in Marel following review and approval by the Financial Supervisory Authority of the Central Bank of Iceland (the “Icelandic FSA”) pursuant to section XI of the Icelandic Takeovers Act no. 108/2007. The offer document is expected to be approved for distribution by the Icelandic FSA during the first quarter of 2024.

The Offer is expected to be subject to the fulfilment or waiver by JBT of certain closing conditions including: (1) valid acceptance of the Offer from Marel shareholders representing a minimum of 90 percent of the issued and outstanding share capital and voting rights (on a fully diluted basis) of Marel; (2) receipt of required regulatory clearances; and (3) JBT shareholders approving the issuance of JBT shares in connection with the transaction.

Assuming the 90 percent minimum acceptance threshold is met, JBT intends to carry out a compulsory acquisition of the remaining shares in Marel.

The Offer will not be subject to any financing conditions.

Launch of the Offer remains subject to confirmatory due diligence, further negotiations, and board approvals of both Marel and JBT. There is no assurance that agreement will be reached between the parties or that an Offer will be launched.

Advisers

Goldman Sachs Co LLC is acting as JBT’s financial advisor and Kirkland & Ellis LLP and LEX are serving as legal counsel.

About JBT Corporation

JBT Corporation (NYSE: JBT) is a leading global technology solutions provider to high-value segments of the food & beverage industry. JBT designs, produces, and services sophisticated products and systems for a broad range of end markets, generating roughly one-half of its annual revenue from recurring parts, service, rebuilds, and leasing operations. JBT Corporation employs approximately 5,100 people worldwide and operates sales, service, manufacturing, and sourcing operations in more than 25 countries.

Important Notices

This release is subject to the disclosure requirements according to article 102 of the Icelandic Takeovers Act no. 108/2007.

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this release is not an offer of securities for sale in the United States.

Overseas Jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Iceland may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Iceland should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Offer disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purpose of complying with Icelandic law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of Iceland.

Copies of this announcement and formal documentation relating to the Offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Offer is sent or made available to Marel shareholders in that jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any such jurisdiction.

Note to US Shareholders

It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland that may be different from the United States. To the extent applicable, the Offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and such statements are intended to qualify for the protection of the safe harbor provided by the PSLRA. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to the Offer, our business and our results of operations and our objectives, strategies, plans, goals and targets. The factors that could cause our actual results to differ materially from expectations include but are not limited to the following factors: the completion of confirmatory due diligence by JBT prior to launching the Offer; the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the Offer; the expected timing and likelihood of completion of the Offer, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the ability to successfully integrate the businesses of JBT and Marel; the possibility that stockholders of JBT may not approve the issuance of new shares of common stock in the Offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the Offer in a timely manner or at all; the risk that the Offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed by JBT with the Securities and Exchange Commission (the “SEC”) and in any subsequently filed Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements made by JBT or on its behalf, whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration. In connection with the offer, JBT is expected to file a proxy statement with the SEC and JBT may, upon launch of the formal offer, file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed offer. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE PROXY STATEMENT (AND, IF APPLICABLE PROSPECTUS) AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website, www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx.

Participants in the Solicitation

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the JBT’s common stock in respect of the Offer. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed offer when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.